FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 14, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS Group notes credit ratings downgrade by Moody’s Investors Service

The Royal Bank of Scotland Group plc (the Group) notes the decision by Moody’s Investors Service (Moody’s) to downgrade certain of the Group and its core subsidiaries' credit ratings.  The long-term credit ratings of The Royal Bank of Scotland plc, The Royal Bank of Scotland N.V. and National Westminster Bank Plc have been downgraded by one notch and the short and long term credit ratings of Ulster Bank Limited and Ulster Bank Ireland Limited have also been downgraded by one notch.  This rating action concludes Moody's review for downgrade announced on 12 February 2014. We are not expecting this downgrade to have a material adverse impact on the liquidity of the Group.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc Registrant
Date:	March 14, 2014	By:	/s/ John Cummins
John Cummins
Title: RBS Treasurer